Exhibit 19.1

SECURITIES TRADING POLICY

1.    INTRODUCTION
    The securities laws of the U.S. and certain other countries prohibit the use of material, non-public information in connection with the purchase or sale of securities, known as insider trading. Individuals violating insider trading laws may be subject to serious civil and criminal punishment. Such violations may also subject Cooper-Standard Holdings Inc. and its subsidiaries (collectively, the “Company” or “Cooper-Standard”) to civil and criminal penalties and could damage Cooper-Standard’s reputation and business relationships. Cooper-Standard has adopted this Securities Trading Policy (the “Policy”) to promote compliance with securities laws and prevent insider trading and to describe the procedure for trading in Company’s securities, including equity and debt securities.
This Policy is intended to protect you and the Company from insider trading violations. The matters set forth in this Policy are guidelines only, however, and are not intended to replace your responsibility to understand and comply with the legal prohibition on insider trading. Appropriate judgment should be exercised in connection with all securities trading. If you have specific questions regarding this Policy or applicable law, please contact the Chief Legal Officer (or their designee).

2.    SCOPE OF THE POLICY
    This Policy applies to all directors, officers, employees and any other person the Company determines should be subject to the Policy, such as contractors and consultants (collectively, “Company Personnel”). In addition, Company Personnel are personally responsible for ensuring that their relatives and other individuals who share the same home with them or persons or entities under their control (including trusts, corporations and entities controlled by any such persons) (collectively, “Controlled Persons”) comply with this Policy.
Covered Persons. Certain individuals affiliated with the Company, known as “Covered Persons,” are subject to a higher level of scrutiny with regard to trading in Company securities. “Covered Persons” means the Company’s directors and officers and certain identified employees who regularly come into contact with material, non-public information, and their respective Controlled Persons. All individuals who are determined to be Covered Persons will be notified as such by the Chief Legal Officer’s office. Covered Persons must conduct all trading activity only in an open window period (as defined in Section 5.1) and must pre-clear all trading activity, both as explained below in Section 5. The window period restriction and the pre-clearance procedures in Section 5 are not applicable to Company Personnel who are not Covered Persons.
This Policy shall continue to apply to Covered Persons until the first open window period (as defined in Section 5.1) after the termination of their affiliation with the Company.
Each Covered Person must read this Securities Trading Policy and must sign and return to the Chief Legal Officer the acknowledgement attached hereto as Exhibit A. However, Covered Persons who are granted an interest in Company securities through the

Company’s Long-Term Incentive Plan (the “Plan”) will give their acknowledgement of this Policy electronically through their online account with the Plan’s administrator upon their acceptance of such grants. This electronic acknowledgement will be accepted in place of Exhibit A.
3.    UNDERSTANDING INSIDER TRADING
If you are aware of material, non-public information regarding the Company, you are prohibited from engaging in any transaction (including gifts) involving the Company’s securities.
Material information is information that would be considered important to a reasonable investor in deciding to buy, sell or hold the security, or would significantly alter the total mix of information about the Company in the marketplace. The information may concern the Company or another company and may be positive or negative. In addition, it should be emphasized that material information does not have to relate to a company’s business; information about the contents of a forthcoming publication in the financial press that is expected to affect the market price of a security could well be material. Some examples of information, whether positive or negative, that may be considered material include, but are not limited to:
•Unpublished earnings information, including annual or quarterly financial results and guidance or projections relating to future earnings performance;
•Significant changes in sales volumes;
•A significant pending or proposed merger, acquisition, divestiture or tender offer or joint venture;
•A pending or proposed purchase or sale of a significant asset;
•Significant technological developments;
•The addition or loss of a major customer or supplier or product program;
•Changes in executive leadership or board of directors;
•Significant litigation or governmental investigation developments;
•Restructuring or layoffs;
•Changes in, or disagreements with, auditors or notifications that the Company may no longer rely on such firm’s report;
•Significant write-downs in assets or increases in reserves;
•Extraordinary borrowings;
•Major changes in accounting methods or policies;
•A significant disruption in the Company’s operations or loss, potential loss, breach or unauthorized access of its property or assets, including its facilities, data and information technology infrastructure and cybersecurity and privacy incidents or events;
•Changes in debt ratings; and
•Planned stock splits or dividends.
Information that something is likely to happen or even just that it may happen can be material. Courts often resolve close cases in favor of finding the information material.

Therefore, you should err on the side of caution. You should keep in mind that the rules and regulations of the Securities and Exchange Commission’s (“SEC”) provide that the mere fact that a person is aware of the information is a bar to trading. It is no excuse that such person’s reasons for trading were unrelated to the information.
Non-public information is generally not known or available to the public. The fact that information has been disclosed to a few members of the public, such as a select group of analysts or brokers or institutional investors, does not make it public for insider trading purposes. Further, undisclosed facts that are the subject of rumors, even if the rumors are widely circulated does not make it public for insider trading purposes. To be “public” the information must have been disseminated in a manner designed to reach investors generally, and the investors must be given the opportunity to absorb the information. As a general rule, information may be considered public one (1) full trading day after broad distribution to the general public (e.g., included in a widely-disseminated press release). Similarly, if you become aware of material, non-public information regarding another public company in the course of performing your Company duties, you are prohibited from trading in the securities of such other public company or its industry until that information becomes public or is no longer material.
You may not disclose non-public information relating to the Company, except as required for a legitimate business purpose or otherwise authorized by the Company. If you become aware of any leak of non-public information relating to the Company or any company about which the Company, its directors, officers or employees have acquired non-public information, you must report the leak immediately to the Chief Legal Officer.
Neither this Policy nor any policy of the Company, and notwithstanding any other confidentiality or non-disclosure agreement (whether in writing or otherwise, including without limitation as part of an employment agreement, separation agreement or similar employment or compensation arrangement) applicable to current or former Company Personnel, should be deemed to restrict any current or former Company Personnel from communicating, cooperating or filing a complaint with any U.S. federal, state or local governmental or law enforcement branch, agency or entity (collectively, a “Governmental Entity”) with respect to possible violations of any U.S. federal, state or local law or regulation, or otherwise making disclosures to any Governmental Entity, in each case, that are protected under the whistleblower provisions of any such law or regulation, provided that (1) in each case such communications and disclosures are consistent with applicable law and (2) the information subject to such disclosure was not obtained by the current or former Company Personnel through a communication that was subject to the attorney-client privilege, unless such disclosure of that information would otherwise be permitted by an attorney pursuant to 17 CFR 205.3(d)(2), applicable state attorney conduct rules, or otherwise. Any agreement in conflict with the foregoing is hereby deemed amended by the Company to be consistent with the foregoing.
If you are not sure whether Company information is considered material and/or public, you should consult with the Chief Legal Officer before making any decision to disclose such information (other than to persons who need to know it) or to trade in securities to which that information relates. Otherwise you should err on the side of caution and assume that your access and handling of such information would subject you to the restrictions of this Policy.
4.    CONSEQUENCES OF VIOLATING INSIDER TRADING LAWS
The federal securities laws impose severe penalties on persons who trade on the basis of material, non-public information or who improperly disclose such information to a third party. In addition, Company employees who violate this Policy may be disciplined, up to and including termination of employment.
You can be found liable for insider trading even if you do not receive a financial benefit. The practice of “tipping” passing material, non-public information on to others or recommending to anyone the purchase or sale of any securities on the basis of material non-public information is also prohibited by federal securities laws. This includes any communication providing inside information on social media or other internal or external Internet platforms. Tipping may result in liability for both the person who provides the information and the person who receives the information.
5.    RESTRICTIONS ON TRADING
5.1    Trading Window Periods and Pre-Clearance. Because they are subject to a higher level of scrutiny with regard to trading in Company securities, Covered Persons must obtain written approval from the Chief Legal Officer (or their designee) before engaging in any transactions (including gifts) involving Company securities. Such approval will be granted only during an “open window” period or in connection with a registered primary or secondary underwritten offering. An open window period begins one (1) full trading day after the Company’s quarterly (or annual) earnings release is issued and continues until the close of trading on the 15th day of the last month of the current fiscal quarter; provided however, that if the 15th day falls on a weekend, holiday or other day the market is closed, the trading window will close at the close of trading on the next day the market is open.

Each request for approval must be made in writing to the Chief Legal Officer on the INVESTMENT INQUIRY AND PRE-CLEARANCE FORM attached hereto as Exhibit B, and the Chief Legal Officer’s or their designee’s approval must be granted in writing, dated and signed. The trade must be completed within three (3) business days from the date of the Chief Legal Officer’s approval, or it must be re-requested. Transaction may only be performed during the open window in which the approval was granted. Notwithstanding receipt of pre-clearance, Covered Persons may not trade in Company securities if they subsequently become aware of material, non-public information prior to effecting the transaction. If approval is denied, the fact of such denial must be kept confidential. In addition, all officers and directors are required to notify the Company of each purchase, sale or other transaction involving the Company’s securities within one (1) business day of each transaction.

Trades of Company securities will not be approved during “closed window” periods. A closed window period begins on the market close of the 15th day of the last month of the current fiscal quarter (provided however, that if the 15th day falls on a weekend, holiday or other day the market is closed, the trading window will close at the close of trading on the next day the market is open) and ends one (1) full trading day following the C ompany’s quarterly or annual earnings release.

The Company may, depending on the circumstances, designate special closed window periods during a fiscal quarter where the trading window would otherwise be open, and will notify such Covered Persons as to when the closed window period begins and ends. All those affected shall not trade in the Company’s securities while the suspension is in effect and shall not disclose to others inside or outside the Company that trading has been suspended for certain individuals. Though these special closed windows generally will arise because the Company is involved in a highly-sensitive transaction, incident or event, they may be declared for any reason.

5.2.    10b5-1 and Other Trading Plans.

A 10b5-1 trading plan is a binding, written contract between you and your broker that specifies the price, amount and date of trades to be executed in your account in the future, or provides a formula or mechanism that your broker will follow, and satisfies various other conditions and limitations set forth in Rule 10b5-1 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”). A 10b5-1 trading plan can only be established when you do not possess material, non-public information. Therefore, Company Personnel cannot enter into these plans at any time when in possession of material, non-public information and, in addition, Covered Persons cannot enter into these plans during a closed window period. In addition, a 10b5-1 trading plan must not permit you to exercise any subsequent influence over how, when, or whether the purchases or sales are made.
The rules regarding 10b5-1 trading plans are complex and you must fully comply with them. You should consult with your legal advisor before entering into any 10b5-1 trading plan.
    You must pre-clear with the Chief Legal Officer or his or her designee any proposed trading plan or arrangement, including any 10b5-1 trading plan, prior to establishing such plan. The Company reserves the right to withhold pre-clearance of the adoption of any such trading plan that the Company determines is not consistent with the rules regarding such plans. You will not be permitted to adopt a Rule 10b5-1 trading plan if you have an existing contract, instruction or plan that would qualify for the affirmative defense under Rule 10b5-1, subject to the exceptions set forth in the rule. Notwithstanding any pre-clearance of a Rule 10b5-1 or other trading plan, the Company assumes no liability for the consequences of any transaction made pursuant to such plan.
    If you enter into a 10b5-1 trading plan, your 10b5-1 trading plan should be structured to avoid purchases or sales on dates occurring shortly before known announcements, such as quarterly or annual earnings announcements. Even though transactions executed in accordance with a properly formulated 10b5-1 trading plan are exempt from the insider trading rules, the trades may nonetheless occur at times shortly before we announce material news, and the investing public and media may not understand the nuances of trading pursuant to a 10b5-1 trading plan. This could result in negative publicity for you and the Company if the SEC or any stock exchange upon which the Company’s securities are listed were to investigate your trades.
Any modification or termination of a pre-approved 10b5-1 or other trading plan requires pre-clearance by the Chief Legal Officer or his or her designee. In addition, any modification of a pre-approved 10b5-1 or other trading plan must occur when you are not aware of any material, non-public information and must comply with the requirements of the rules regarding such trading plans (including Rule 10b5-1, if applicable) and, if you are subject to window period restrictions, must take place during an open trading window.
Transactions effected pursuant to a pre-cleared 10b5-1 or other trading plan will not require further pre-clearance at the time of the transaction if the plan specifies the dates, prices and amounts of the contemplated trades, or establishes a formula for determining the dates, prices and amounts.
5.3    Short Sales; Hedging Transactions; Publicly-Traded Options; Margin Accounts; Pledges. Covered Personnel are prohibited from doing any of the following involving Company securities: (i) short sales; (ii) engaging in short-term speculative transactions including hedging transactions and buying or selling put or call options or the use of any other derivative instruments; (iii) holding Company securities in a margin account; or (iv) pledging Company securities as collateral for a loan.

    5.4    Managed Accounts. If you have a managed account (where another person has been given discretion or authority to trade without your approval), you must advise your broker or investment advisor not to trade in Company securities at any time. Any trading under such account could be seen as a violation of insider trading laws. To avoid any unintended trading in Company Secruites under such managed accounts, you are strongly encouraged to move any holdings in Company Securities into an account in which you manage. This does not include Company Secuirities which may be held in pooled investment funds such as a mutual fund.
5.5    Stock Option Plans. Directors and executive officers are required to notify the Chief Legal Officer on the INVESTMENT INQUIRY AND PRE-CLERANCE FORM attached as Exhibit B prior to exercising their vested stock options granted under Company’s stock option plan. Covered Persons other than directors and executive officers may exercise their vested stock options at any time without any notice requirement. All Covered Persons selling any shares issued on the exercise of Company-granted stock options are subject to trading restrictions under this Policy, including the requirement to obtain pre-clearance pursuant to Section 5.1.
5.6    Limited Exemptions. Covered Persons may request a hardship exemption for periods outside the open window periods if they are not in possession of material, non-public information and are not otherwise prohibited from trading pursuant to this Policy. Hardship exemptions are granted infrequently and only in exceptional circumstances. Any request for a hardship exemption should be made to the Chief Legal Officer. In certain limited circumstances, the Chief Legal Officer may, in their discretion, after consultation with the Chief Executive Officer or the Chief Financial Officer, authorize trading in Cooper-Standard’s securities outside of window periods if the Chief Legal Officer determines that Covered Persons are not in possession of material, non-public information. Covered Persons wishing to trade outside of window periods must obtain pre-clearance pursuant to Section 5.1.

6.    LEGAL EFFECT OF THIS POLICY
This Policy, and the procedures that implement this Policy, are not intended to serve as precise recitations of the legal prohibitions against insider trading and tipping which are highly complex, fact specific and evolving. Certain of the procedures are designed to prevent even the appearance of impropriety and in some respects may be more restrictive than the securities laws. Therefore, these procedures are not intended to serve as a basis for establishing civil or criminal liability that would not otherwise exist.

Updated May 30, 2024.

EXHIBIT A

CERTIFICATION

    The undersigned certifies that the undersigned has read, understands and agrees to comply with Cooper-Standard Holdings Inc.’s Securities Trading Policy. The undersigned, if an employee of the Company, acknowledges and agrees that violation of the Policy may subject the undersigned to disciplinary action, including termination of employment, and that the Company may give stop-transfer and other instructions to the Company’s transfer agent against the transfer of Company securities by the undersigned in a transaction that the Company considers to be in contravention of its Policy.

INDIVIDUAL:

(Signature)

Printed name:
Date signed:

EXHIBIT B
INVESTMENT INQUIRY AND PRE-CLEARANCE FORM
(Must be submitted together with the Transaction Worksheet attached hereto)
Section I: To be completed by Inquirer

Inquirer’s Name:
Inquirer’s Position:

Broker Executing Transaction:     Fidelity☐    Other ☐
If broker other than Fidelity is executing transaction, please provide broker’s contact information below.

Are you selling or purchasing shares through an account held by a trust (question only applies to Section 16 officers and directors): No ☐ Yes ☐ If yes, Legal will contact you for information on the trust.

Date of most recent purchase or sale of Company Securities and description of transaction (includes any transaction through which you acquired or disposed of shares, including an exercise and sale of stock options):

Inquirer requests approval to complete the transaction(s) described in the attached Transaction Worksheet (must be completed and attached to this request) and certifies that the following are true and correct:
I am currently not in possession of any material non-public information (as described in the Policy) relating to the Company and its subsidiaries.
I understand that any pre-clearance provided in response to my request to effectuate a transaction in the Company’s stock, if applicable, may be rescinded prior to effectuating the transaction if material non-public information regarding the Company and its subsidiaries arises and, in the reasonable judgment of the Company, the completion of my trade would be inadvisable.
I also understand that the ultimate responsibility for compliance with the insider trading provisions of the United States federal securities laws and the Policy rests with me and that clearance of any proposed transaction should not be construed as a guarantee that I will not later be found to have been in possession of material non-public information.

Date	Inquirer Signature
Section II: Approval
I hereby approve ☐ the attached Transaction Worksheet.

Date	Chief Legal Officer

Please note: This procedure must be repeated if the transaction is not executed within three business days of the date indicated in Section II.

ANNEX 1 TO EXHIBIT B
CONFIDENTIAL
Transaction Worksheet
(Must be attached to your pre-clearance request)

Inquirer’s Name:	Date:

Complete all the sections below that apply in Part A (equity) and/or Part B (debt)
PART A - EQUITY

Gift of Shares:

Number of shares of the Company’s Common Stock to be gifted:
Name of the recipient of the gifted shares:

Open Stock Market Purchase:

Number of shares of the Company’s Common Stock to be purchased on the open stock market (not including shares to be acquired through a stock option exercise – see below):

Sale of Shares Currently Held in Any of Your Brokerage Accounts:

Number of shares of the Company’s Common Stock to be sold on the open stock market (not including shares to be sold as part a stock option exercise – see below):

Stock Option Exercise and Related Sale (if applicable):

Number of Stock Options to be exercised:
Select the type of exercise below and indicate the percentage of shares to be sold (if applicable):
☐	Exercise and Hold: you will pay the option cost and taxes due at exercise with funds from your Fidelity account
☐	Exercise and Net Shares: CPS will withhold enough shares to cover your option cost and taxes due at exercise; remaining shares will be deposited in your Fidelity account.
	Percentage of the net shares acquired through the exercise to be sold (if applicable):	%

☐
Exercise and Sell – sell all shares; option cost and taxes due will be deducted from sale proceeds and wired to CPS; remaining proceeds will be deposited in your Fidelity account (this Exercise and Sell option is not available to Members of the Board and Corporate Officers)

PART B - DEBT

Buy_____        Sell_____

Description of the Debt Securities:

Principal Amount:

Note: If you are an executive or member of our board of directors you will need to report to the Chief Legal Officer at the beginning of each year the amount of interest you were paid on the debt securities in the previous year.